DENVER PARENT CORPORATION

370 17th Street, Suite 3900

Denver, Colorado  80202-1370

April 18, 2014

VIA EDGAR

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                                                     Denver Parent Corporation

Registration Statement on Form S-4

Filed October 7, 2013; Amended April 18, 2014

File No. 333-191602

Dear Mr. Schwall:

Set forth below are responses of Denver Parent Corporation (the “Company,” “we” or “us”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”), which were delivered in your letter dated November 4, 2013 (the “Comment Letter”) regarding the Company’s draft Registration Statement on Form S-4 filed via EDGAR on October 7, 2013 (the “Registration Statement”).  Concurrently with the submission of this letter, we have filed through EDGAR a revised draft of the Registration Statement (as amended, the “Amended Registration Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

General

1.                                      We note your discussion in the “Terms of the Exchange Offer” subsection which begins at page 43. It appears that you are registering the new 12.25%/13.00% Senior PIK Toggle Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC -No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Revise to state explicitly, if true, that you are registering this exchange offer in reliance on the letters to which you refer as having been issued to third parties. If so, then with the next amendment please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Concurrently with this letter, we are transmitting a supplemental letter which states that we are registering the exchange offer in reliance on the Commission’s position contained in the above referenced no-action letters. The supplemental letter includes the representations contained in the Morgan Stanley & Co. Inc. No-Action Letter (available June 5, 1991) and the Shearman & Sterling No-Action Letter (available July 2, 1993). In addition, the Company has revised the disclosure in the Amended Registration Statement on pages 6 and 41 to explicitly state that the Company is registering this exchange offer in reliance on the above-referenced no-action letters.

2.                                      Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424. Also, under the Exxon Capital line of letters, note that the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, including any extension.

In response to the Staff’s comment, the Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424. In addition, the Company has revised its disclosure in the Amended Registration Statement on pages 5 and 42 to indicate the latest date on which the Company expects the exchange offer to expire. Pursuant to the registration rights agreement executed in connection with the exchange offer, the Company is required to complete the exchange offer no later than thirty business days after the date it commenced.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Staff is advised that neither we nor anyone authorized to act on our behalf has made communications to potential investors in reliance on Section 5(d) of the Securities Act, nor are we aware of any research reports about us that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act of

1933 by any broker or dealer that is participating or will participate in the offering.

4.                                      We note the references throughout your prospectus to the potential issuance of PIK notes, such as in the last sentence at page 9 under “Interest.” At page 92, you state that you cannot “assure you that we will be able to pay the interest on the notes in cash,” and at page 120 you indicate “Denver Parent is entitled to … increase the outstanding principal amount of the notes or issue additional notes (the ‘PIK Notes’) under the indenture….” Ensure that you have registered the offer and issuance of all the securities that will be necessary in the event that you pay interest with additional PIK Notes rather than with cash. Also, include a precise page reference to the your more detailed disclosure regarding the conditions in which PIK Notes may be issued.

In response to the Staff’s comment, the Company has revised the Calculation of Registration Fee section of the Amended Registration Statement to reflect the registration of the offer and issuance of all the securities that will be necessary in the event that the Company elects to pay interest with additional PIK Notes rather than with cash, and has paid the corresponding additional fee.  We have revised the disclosure on pages 9 and 23 in response to the Staff’s comment regarding a specific page reference.

5.                                      As applicable, please revise the letter of transmittal to comply with the comments in this letter.

In response to the Staff’s comment, the Company has revised the letter of transmittal to comply with the comments in the Staff’s letter.

Prospectus Summary, page 1

The Exchange Offer, page 6

6.                                      We note that the offer is subject to customary conditions. Please revise your disclosure in the summary to identify the material conditions. Please also describe your right to amend the offer and the extension of the offer period in connection with any material changes.

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement on pages 5 and 7 to identify the material conditions to which the offer is subject and to describe the Company’s right to amend the offer and the extension of the offer period in connection with any material changes.

Summary Operating and Reserve Information, page 15

7.                                      Please expand your disclosure here and elsewhere on pages 62 and 81 to include the annual production for each field that contains 15% or more of your total proved reserves to comply with Item 1204(a) of Regulation S-K.

We note that you include the South Ellwood Field but not Hastings Complex, which represents 20% of your reserves as of December 31, 2012.

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement on pages 15, 58 and 78 regarding the annual production for each field that contains 15% or more of our total proved reserves.

Risk Factors, page 20

If you fail to exchange the current notes, page 20

8.                                      Eliminate from the Risk Factors section any discussion of the consequences of not exchanging old notes. To the extent you believe the discussion is material you may include it in a more appropriate place, such as at page 52 under “Consequences of Failure to Properly Tender Current Notes” or elsewhere.

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement to remove from the Risk Factors section the discussion of the consequences of not exchanging old notes.

If Denver Parent is not permitted to receive sufficient funds, page 26

9.                                      Either expand the caption to include the information noted in the last sentence or provide that information in a new risk factor.

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement on page 23 to include in the caption the information noted in the last sentence.

Risks Related to Our Business and the Oil and Natural Gas Industry, page 26

10.                               We note your disclosure at pages 60 and 72 and throughout the Notes to the Financial Statements that an adverse determination in the Denbury arbitration proceeding could reduce the amount of your proved reserves. Please provide an appropriate risk factor with respect to this arbitration and the risks associated with an unfavorable outcome to the arbitration proceeding, or explain to us why you do not believe it constitutes a material risk.

Since the initial filing of the Registration Statement, the Company has received a favorable determination in the arbitration proceeding with Denbury.  Although, as disclosed on page 70 of the Amended Registration Statement, Denbury has filed a petition in state court to vacate the arbitration award, the Company believes that the likelihood of such petition being successful is remote.  Accordingly, the Company does not believe that there is a material risk that an adverse determination will be rendered in this matter.

The Exchange Offer, page 43

Terms of the Exchange Offer, page 43

11.                               Your disclosure in the antepenultimate bullet point on page 44, as well as at pages 50 and 187, suggests that your affiliates may participate in this exchange offer. Any participation by your affiliates in this offering does not appear to be consistent with the no-action letters on which you intend to rely. Therefore, please explain to us the basis for your reliance on the prior no-action letters. Otherwise, if no affiliates may participate in the exchange, please revise your disclosure throughout the prospectus to remove any suggestion to the contrary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 41, 47 and 183 to remove any implication that the Company’s affiliates may participate in the exchange offer.

12.                               To eliminate any potential ambiguity, revise the second full paragraph to state explicitly that such broker-dealers cannot participate in the exchange offer.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 41 to remove any implication that such broker-dealers may participate in the exchange offer.

Extensions, Delays in Acceptance, Termination or Amendment, page 45

13.                               We note your reservation of the right to amend the terms of the exchange offer and your disclosure that in the event of a material change in the offer, including a waiver of a material condition, you will “extend the offer if required by law.” Please revise your disclosure to indicate that you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 43 to indicate that, in the event of a material change in the offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the offer period following notice of a material change.

14.                               You reserve the right to “delay accepting for exchange any current notes.” Clarify in what circumstance you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

In response to the Staff’s comment, the Company has revised pages 5 and 42 of the Amended Registration Statement to reflect that the Company will delay acceptance only due to an extension of the exchange offer. We also hereby confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c).

15.                               Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The reference on page 43 of the Registration Statement to oral notice has been revised to clarify that it applies only to notice given to the Exchange Agent. Any notice to the registered holders is to be given by press release or other public announcement consistent with Rule 14e-1(d).

Conditions to the Exchange Offer, page 46

16.                               You state that you may “waive these conditions in our sole discretion in whole or in part at any time….” We also note the reference to waiver as to “particular” notes at page 49. Notwithstanding the related disclosure in the third bullet point on page 47, make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.

In response to the Staff’s comment, the Company has revised its disclosure on pages 44 and 46 to indicate that we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

Business and Properties, page 53

Oil and Natural Gas Reserves, page 57

Changes in Proved Reserves, page 59

17.                               You disclose that the drilling permits for two proved undeveloped locations in the South Ellwood Field were “unexpectedly delayed.” Please refer to FASB ASC paragraph 932-235-50-10 and expand your disclosure to explain whether the delays in obtaining drilling permits represents a significant uncertainty affecting these and other of your proved undeveloped reserves. Also, provide us with details of the delay.

The disclosure to which this comment pertains has been superseded by the updated disclosure for the year ended December 31, 2013 (see page 56 of the Amended Registration Statement).  With respect to the prior disclosure referenced in the comment, the Staff is advised that, upon investigation, the Company has determined that at December 31, 2012, it in fact had no proved undeveloped reserves that were scheduled for development five years or more beyond the date the reserves were initially recorded.

Acreage, page 64

18.                               You disclose that a significant percentage of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere within your filing to explain the steps which would be necessary to extend the time to the expiration of such leases.

The Staff is advised that we did not assign any proved undeveloped reserves to locations scheduled to be drilled after lease expiration as of December 31, 2012 or as of December 31, 2013.

Legal Proceedings, page 72

19.                               Please disclose the date that each referenced lawsuit in Delaware commenced, pursuant to Item 103 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 69 and 70 to include the dates that each referenced lawsuit in Delaware commenced.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 76

Summary of Debt Agreements, page 92

20.                               We note your disclosure that you believe it is important to monitor the debt to EBITDA ratio requirement in the revolving credit agreement. Please provide us with the ratios as of December 31, 2012, and June 30, 2013.

The Staff is advised that the Company’s debt to EBITDA ratio for purposes of Venoco’s revolving credit facility was 4.49 to 1.00 as of December 31, 2012 (with a maximum permitted under the facility of 5.00 to 1.00 as of that date), 4.99 to 1.00 as of June 30, 2013 (with a maximum of 5.75 to 1.00 as of that date), and 4.18 to 1.00 as of December 31, 2013 (with a maximum of 5.00 to 1.00 as of that date).

Management, page 102

21.                               Identify in this section the members of the “Compensation Committee” to which you refer in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 98 of the Amended Registration Statement to include disclosure regarding the Compensation Committee.

Executive Officer Compensation in 2012, page 110

Summary Compensation Table, page 110

22.                               You disclose at page 109 that you reimbursed Mr. O’Donnell $135,274 for the capital loss he incurred on the sale of his home and paid him $9,245 in expenses related to his relocation. Please revise your disclosure to reflect where you have included such compensation in the Summary Compensation Table. If you have not included such compensation therein, please tell us why you have not included such compensation or revise the Summary Compensation Table accordingly.

The Staff is advised that the referenced amounts are included in the “All Other Compensation” and “Total” columns for Mr. O’Donnell’s 2012 compensation as shown on page 107 of the Amended Registration Statement.

Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited), page F-74

Changes in Proved Reserves, page F-77

23.                               Please expand your disclosure of the changes in net quantities of proved reserves for the period ending December 31, 2010 to include an appropriate explanation of the significant changes to comply with FASB ASC paragraph 932-235-50-5.

Because the Amended Registration Statement includes reserve estimates and related information as of December 31, 2013, the Company believes that the disclosure included on pages F-38 and F-39 of the Amended Registration Statement complies with FASB ASC paragraph 932-235-50-5.

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Please direct any questions that you have with respect to the foregoing to the undersigned at (303) 600-2846 or to Charles H. Still, Jr. of Bracewell & Giuliani LLP at (713) 221-3309.

Sincerely,

/s/ Timothy A. Ficker
Timothy A. Ficker
Chief Financial Officer